SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Ryanair Holdings Plc



07 October 2004



Re: Holding in Company



A Letter from Fidelity Investments dated 06 October 2004 to Ryanair Holdings Plc, received by Ryanair Holdings Plc 07 October 2004.







              Section 67, Companies Act 1990

               Notice of Interest in Voting Shares



ENCLOSED ARE AMENDED NOTIFICATIONS OF DISCLOSABLE INTERESTS UNDER THE IRISH COMPANIES ACT 1990. PLEASE NOTE THAT WHILE THIS INFORMATION DETAILS THE DISCLOSABLE INTERESTS OF MORE THAN ONE ENTITY, THE ENCLOSED DISCLOSURE CONSTITUTES SEPARATE NOTIFICATIONS OF INTEREST WHICH HAVE BEEN COMBINED SOLELY FOR PURPOSES OF CLARITY AND EFFICIENCY. IT IS NOT INTENDED TO INDICATE THAT ANY OF THESE ENTITIES ACT AS A GROUP OR IN CONCERT WITH RESPECT TO THESE INTERESTS.



THESE DISCLOSURES ARE MADE IN THE INTEREST OF CONFORMITY WITH THE COMPANIES ACT. THE INTEREST DETAILED HEREIN WAS ACQUIRED SOLELY FOR INVESTMENT PURPOSES. FOR DISCLOSURE PURPOSES, HOLDINGS SHOULD BE REPRESENTED AS FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES BOTH BEING NON-BENEFICIAL HOLDERS.



Kerrie Barnett

Regulatory Reporting Analyst

FIL - Investment Compliance



AMENDMENT 18



NOTIFICATIONS UNDER SECTIONS 67 - IRISH COMPANIES ACT 1990





1. COMPANY IN WHICH SHARES ARE HELD:  Ryanair Holdings Plc



2. NOTIFIABLE INTEREST: Ordinary Shares and ADRs



   (A)    FMR CORP.

          82 DEVONSHIRE STREET

          BOSTON, MA 02109



PARENT HOLDING COMPANY OF FIDELITY MANAGEMENT & RESEARCH COMPANY (FMRCO) AN INVESTMENT MANAGER FOR US MUTUAL FUNDS AND FIDELITY MANAGEMENT TRUST COMPANY
(FMTC), A US STATE CHARTERED BANK WHICH ACTS AS A TRUSTEE OR INVESTMENT MANAGER OF VARIOUS PENSION AND TRUST ACCOUNTS (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)



   (B)   FIDELITY INTERNATIONAL LIMITED(FIL)

         P.O. BOX HM 670

         HAMILTON HMCX, BERMUDA



PARENT HOLDING COMPANY FOR VARIOUS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING FIDELITY PENSION MANAGEMENT (FPM), INVESTMENT MANAGER FOR VARIOUS NON-US INVESTMENT COMPANIES AND INSTITUTIONAL CLIENTS. (SEE SCHEDULE A FOR LISTING OF REGISTERED SHAREHOLDERS AND THEIR HOLDINGS)





3. THE NOTIFIABLE INTERESTS ALSO COMPRISE THE NOTIFIABLE INTEREST OF:

         MR. EDWARD C. JOHNSON 3d

          82 DEVONSHIRE STREET

          BOSTON, MA 02109



PRINCIPAL SHAREHOLDER OF FMR CORP. AND FIDELITY INTERNATIONAL LIMITED.





4. THESE NOTIFICATIONS OF DISCLOSABLE INTERESTS CONSTITUTE SEPARATE NOTIFICATIONS OF INTEREST IN THE SHARES AND ARE COMBINED SOLELY FOR THE PURPOSES OF CLARITY AND EFFICIENCY. NOTHING HEREIN SHOULD BE TAKEN TO INDICATE THAT FMR CORP. AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL AND ITS DIRECT AND INDIRECT SUBSIDIARIES OR MR, EDWARD C. JOHNSON 3d ACT AS A GROUP OR IN CONCERT IN RESPECT OF THE DISCLOSED INTERESTS, OR THAT THEY ARE REQUIRED TO SUBMIT THESE NOTIFICATIONS ON A JOINT BASIS.





5. THE DISCLOSABLE INTERESTS ARISE UNDER SECTION 67 OF THE ACT,

NAMELY WHERE A PERSON, NOT BEING THE REGISTERED HOLDER, IS ENTITLED TO EXERCISE A RIGHT CONFERRED BY THE HOLDING OF THE SHARES OR TO CONTROL THE EXERCISE OF SUCH RIGHTS, RESPECTIVELY.



RANI JANDU

REGULATORY REPORTING MANAGER, FIL - INVESTMENT COMPLIANCE

CO. DULY AUTHORIZED UNDER POWERS OF

ATTORNEY DATED AUGUST 25, 2004 BY ERIC D.ROITER

BY AND ON BEHALF OF FMR CORP, AND ITS

DIRECT AND INDIRECT SUBSIDIARIES, AND

FIDELITY INTERNATIONAL LIMITED

AND ITS DIRECT AND INDIRECT SUBSIDIARIES.



SCHEDULE A

AMENDMENT 18



SECURITY: RYANAIR HOLDINGS PLC






                            SHARES HELD                MANAGEMENT COMPANY          NOMINEE/REGISTERED NAME
                            627,798                    FIL                         JP Morgan Total
                            3,990                      FIL                         MSS Nominees Limited
                            32,370                     FIL                         Northern Trust Total
                            7,926                      FIL                         RBS Trust Bank Total
                            1,528                      FIL                         State Street Bank & Trust
                                                                                   Total
                            210,387                    FPM                         Bankers Trust Total
Total Ordinary Shares       883,999



The following number of ordinary shares held is based on the assumed conversion of 88,821,825 ADRs (5 ordinary shares for each ADR).


                           SHARES HELD                MANAGEMENT COMPANY          NOMINEE/REGISTERED NAME
                           3,329,500                  FISL                        Chase Manhattan Bank London
                                                                                  Total
                           1,500                      FMRCO                       Brown Brothers Harriman
                                                                                  Total
                           21,788,500                 FMRCO                       HSBC Total
                           55,587,785                 FMRCO                       Lloyds Bank Nominees
                                                                                  Limited Total
                           2,947,050                  FMRCO                       Mellon Bank Total
                           2,069,450                  FMTC                        JP Morgan Total
                           261,500                    FMTC                        Mellon Bank Total
                           250,000                    FMTC                        Nortrust Nominees Total
                           2,314,000                  FMTC                        State Street Bank & Trust
                                                                                  Total
                           252,000                    FMTC                        State Street Nominees Ltd
                                                                                  Total
Total ADR's                88,821,285





The following number of ordinary shares held is based on the assumed conversion of 4,817,379 ASRs (1 ordinary shares for each ADR).


                            1,587,379                   FMRCO                      HSBC
                            3,230,000                   FMRCO                      Lloyds Bank Nominees
                                                                                   Limited
Total ADR's                 4,817,379
Total Ordinary Shares +     94,522,663
ADR's
Current Ownership           12.53%
percentages
Shares in Issue             754,316,100
Change in holdings since    (1,377,121) ordinary shares
last filing



This announcement has been issued through the Companies Announcement Service of the Irish Stock Exchange.



END

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  7 October, 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director